Exhibit 19.1

TRILINC GLOBAL IMPACT FUND, LLC

Insider Trading Policy

______________________________________________________________________

I.    Policy:

This is the insider trading policy of TriLinc Global Impact Fund, LLC (the “Company”), which forbids any officer, director, employee, or consultant, to the extent there are any, from trading either personally or on behalf of others on material nonpublic information (“MNPI”), or communicating MNPI to others in violation of law (the “Insider Trading Policy”).  In addition to the Company’s policy, TriLinc Advisors, LLC, the Company’s advisor (the “Advisor”), maintains an insider trading policy that is substantially the same as the Company’s that applies to every officer, director, employee, and certain consultants and that extends to activities within and outside their duties at the Advisor.  Officers and directors of the company are required to comply with the Company’s Insider Trading Policy, as well as the Advisor’s insider trading policy.  Any violation of the Insider Trading Policy can be expected to result in serious sanctions, up to and including dismissal of the individual involved.

Any questions regarding this policy should be referred to the Chief Compliance Officer (the “CCO”) of the Company or the Advisor.

Background:

Trading on MNPI or communicating MNPI to others in violation of law is frequently referred to as “Insider Trading.”  MNPI can be obtained from any source (not just traditional “insiders”) and may relate to any type of security, including but not limited to equities, debt and government securities. Liability for insider trading extends to both one’s own transactions and transactions effected by a tippee.  There is not a de minimis threshold for insider trading liability.

1.	Definitions

“Material Information” is information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Examples of possible material information include financial results or forecasts, acquisitions or dispositions, mergers, changes in senior management or control, litigation, bankruptcy, new products or achievements.  Material information can be either positive or negative.

“Nonpublic Information” is information that has not been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public before trading on it or communicating it to others.

“Tippee” is a person who receives MNPI from a “Tipper (as defined below).

“Tipper” is a person who has possession of MNPI and who makes selective disclosure of such information for trading or other personal purposes.

2.	Penalties

Penalties for trading on or communicating MNPI are severe, both for individuals involved in such unlawful conduct and their employers.  A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

●	Civil injunctions;
●	Treble damages;
●	Disgorgement of profits;
●	Jail sentences and fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and
●	Fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

II.    Procedures:

The following procedures have been established to aid in avoiding insider trading and to aid in preventing, detecting, and imposing sanctions against insider trading.  Each officer, director and employee or consultant, to the extent there are any, of the Company must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.  Questions about these procedures should be directed to the CCO.

●	Before trading for yourself or others in the securities of a company about which you may have potential inside information, consider the following:
o	What was the source of the information?
■

Remember that, in addition to traditional “insiders” such as a company’s officers, directors and employees, others may be “insiders” including a company’s accountants, lawyers, investment bankers or consultants.

■

In particular, to the extent that the Company may employ such third parties, including consultants, to assist in research or other activities, you should consider whether the information provided by such third parties might be material, nonpublic information.

o

If in doubt, you should immediately notify the CCO of any suspected MNPI. The CCO will then take appropriate steps to determine whether that information obtained from third parties is potentially MNPI before approving or disapproving trading on the basis of such information.

o	Is the information material?
■	Is this something an investor would consider important in making his or her investment decision?
■	Will the market price of the securities be substantially affected if the information was generally disclosed?
o

Remember that inside information may relate to debt securities, including government issued securities.  In the case of government issued securities, inside information may include any confidential government information.

o	Is the information nonpublic?
■	To whom has it been provided?
o	Has it been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation?
●

If, after consideration of the above, you believe that the information is material and nonpublic, or if you have any questions as to whether the information is material and nonpublic, you should take the following steps:

o	Report the matter as soon as possible to the CCO.
o	Do not purchase or sell the securities on behalf of yourself or others.
o	Do not communicate the information other than to the CCO.

●

After the CCO has reviewed the issue and, if the CCO deemed it necessary or appropriate to confer with the Advisor’s CCO about the matter, escalated the matter to the Advisor’s CCO, you will be instructed to continue the prohibitions against trading and communications, or you will be allowed to trade and communicate the information. Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including associates, except as referred to above.  In addition, care should be taken so that such information is secure—files should be sealed and access to computer files containing nonpublic information should be restricted.

If doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the procedures, or as to the propriety of any action, it must be discussed with the CCO before trading or communicating the information to anyone.